ALL SOFT GELS, INC.
3904 West 3930 South
Salt Lake City, UT 84128

March 4, 2016

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	ALL SOFT GELS, INC.
Amendment No. 1 to Registration Statement on Form S-1 Filed on February 2, 2016 File No. 333-209325

Attention:  Suzanne Hayes/Alla Berenshteyn

Dear Ms. Hayes/Ms. Berenshteyn:

Please find enclosed our changes to ALL SOFT GELS, INC.’s Registration Statement filed on February 2, 2016.

General

1. You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have had nominal operations, nominal assets and no revenues to date.  Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status.

Answer: All Soft Gels, Inc. would not be classified as a shell company given that All Soft Gels, Inc. currently has a substantial order in progress that should be on next quarter’s financials.

2. Please clarify whether Mr. Nelson will sell up to 4,000 shares, will sell his shares only if he sells all 4,000 shares, or if he will only sell his shares if a certain minimum number of shares are purchased.

Answer: Mr. Nelson will sell up to 4 Million shares at Par Value, which will result in proceeds of $4,000.00. There are no minimum number restrictions regarding the sale of the shares.

Prospectus Cover Page

3. Please disclose the net proceeds you will receive and the net proceeds the selling shareholders will receive. Refer to Item 501(b)(3) of Regulation S-K.

Answer: Net proceeds will be $4,000.00 from the sale of shares to the shareholders.

4. Please revise your cover page to indicate that Mr. Nelson will continue to have a controlling interest in the company following the offering.

Answer: Mr. Nelson will have total controlling interest in the company following the offering of All Soft Gels, Inc. Mr. Nelson is planning on running the company as the CEO for a long period of time.

Prospectus Summary, page 1

5. Please revise the disclosure in your summary to briefly discuss each of the below points.  You should also provide a more thorough discussion of each of the below in your business section:

•	Please describe the product in greater detail. You should explain how the product works, its intended use and its intended customers.

•	If the product requires FDA approval, please disclose whether FDA approval has been obtained. If FDA approval is not required, please tell us why.

•
Describe whether the company developed or acquired the gel capsules.  If the company has acquired the gel capsules, please describe the terms of any relevant license or joint venture agreements.   If the company developed the product, please clarify whether development is complete.

•	Please describe what, if anything, is proprietary about these gel capsules. If the company has an intellectual property in connection with the capsules, please describe the intellectual property.

Answer:

•
The product is a liquid gel capsule containing soybean oil, kre-alkalyn creatine, gelatin, glycerin, L-glutamic acid, yellow beeswax, purified water, L-leucine, L-Arginine, and lecithin.  The product is to be taken orally, preferably with water.  Upon digestion the product is absorbed to provide increased blood flow for enhanced workout ability leading to improved strength and muscle gain. One serving is two capsules per day. The product is to be used as part of a fitness and training program, and maximum benefit will occur when used in conjunction with a weight training regimen. Intended customers are adults (persons over 18 years of age) involved in fitness or weight training.

•
As a dietary supplement, there are no FDA requirements on this product. All Soft Gels, Inc. has not sent the product to the FDA for approval because it is not required, and because it would be a lengthy and costly process to have this product FDA approved when not required.

•
The soft gel liquid capsules are manufactured by Soft Gels Technologies, who adheres to very strict guidelines they are placed under by all agencies with whom they work. Development of the capsules is complete, although manufacturing of the capsules will be ongoing as supply and demand dictates.

•
All Soft Gels, Inc. has nothing proprietary about their product. At this time, All Soft Gels, Inc. has no intellectual property in connection with the capsules.  However, we believe our product is superior that of the competition due to the Kre-Alkalyn creatine being in a soft gel form, avoiding substantial product break down before digestion as happens with competitors’ products.

6. Please disclose who is providing the use of your facility free of charge.

Answer: Gene Nelson is providing his own personal facility free of charge until further funding can be established to grow the company.

Risk Factors, page 5

7. Please include risk factor discussion indicating that Mr. Nelson is under no obligation to fund the company until the company raised $75,000 or thereafter.

Answer:   Mr. Nelson is under no obligation to fund the company until the company raises $75,000 or thereafter, but in order to make the company succeed Mr. Nelson will continue to fund the company as necessary to make sure all operations, production needs, and orders are met and fulfilled.

8. Please include a risk factor disclosing any side effects of your product.

Answer: There have been no known side effects of our product. However, packaging will contain warnings that product is not intended for use by persons under 18 or by women while pregnant or nursing. Mr. Nelson and several other individuals have been taking this product for many years without any side effects when the recommended daily serving amount of the Kre-Alkalyn product is taken.

9. Please include a separate risk factor indicating that you will not be able to manufacture your product until after you have made sales.  Please indicate whether you are dependent on customers prepaying for their order.

Answer: Mr. Nelson has secured funding through a personal loan to begin manufacture of the product and to expedite the fulfillment of initial orders that have or will be placed.  Thus, manufacture of the product will not be dependent on customer prepayment.

If we do not obtain additional financing…, page 5

10. Please revise to clarify that you expect to have a working capital deficit following this offering and that obtaining a loan may be difficult given your lack of assets and operating history.

Answer: Mr. Nelson has already accrued the funding for working capital to manufacture the product for fulfillment of initial orders that have been placed and for expected early sales.

Use of Proceeds, page 10

11. On the bottom of page 10, you state that you are registering 10 million shares for $10,000 in gross proceeds, but you have only registered 4 million shares for $4,000 of gross proceeds.  Please revise this apparent discrepancy.

Answer: We have revised this statement. We are registering 4 million shares for $4,000 of gross proceeds.

Selling Security Holder, page 11

12. In the first sentence of this section you indicate that you have 50,000,000 shares outstanding but elsewhere in your registration statement you state that there are only 10,000,000 shares outstanding.  Please revise this apparent discrepancy.

Answer: We have revised this statement. All Soft Gels, Inc. has 50,000,000 shares authorized, with 10,000,000 shares outstanding, and 4,000,000 shares being registered.

Market for Common Equity and Related Shareholder Matters, page 13

13. We note your statement that you are not required to deliver an annual report to security holders.  Please to clarify that you will be required to file periodic reports once your registration statement is effective.

Answer: Once the Registration Statement is effective, All Soft Gels, Inc. will be filing quarterly and annual reports as required by a fully reporting company.

Management’s Discussion and Analysis of Financial Condition, page 14

14. You state that you are developing “art picture and carpet binding” but do not explain how this relates to your soft gel capsule business.  Please clarify whether you are pursuing multiple business lines and describe each business line in greater detail.

Answer: We have updated the Registration Statement. The inclusion of that language was a misprint.

15. You state that you have an oral agreement in place with Mr. Nelson pursuant to which he will fund the Company until such time as the Company raises $75,000.  However, you also state that Mr. Nelson is under no obligation or duty to fund the company.  Please clarify the nature of your agreement with Mr. Nelson.  If he is actually under no obligation to fund the company, then delete the references to the oral agreement here.

Answer: We have updated the Registration Statement and removed the oral agreement clause.

16. You indicate that the sales price of your product will be between $3,000 and $100,000 dollars.  Please clarify whether this price is for one capsule, multiple capsules or for the capsule technology.  Please also explain why there is such a large range in pricing.

Answer: We have updated the Registration Statement and removed that pricing statement, as it was a misprint.

 Liquidity and Capital Resources, page 17

17. We note your statements on page 18 that the manufacturing costs will come from Mr. Nelson and/or the selling of the product and all funds relating to the offering will be provided by Mr. Nelson.  Please clarify Mr. Nelson’s obligations to provide funding.

Mr. Nelson has secured funding and will continue to fund the company as needed until the company becomes self-sufficient. Mr. Nelson is under no obligation to fund the company but will make sure to maintain the company’s day- to-day operations, including production and order fulfillment.

Description of Business, page 22

18. We note that Soft Gel Technologies, Inc. will manufacture and package your product. If you have an agreement in place with Soft Gel Technologies, you should file it as an exhibit to you[r] registration statement as it appears to be material to your company’s business.

Answer: All Soft Gels, Inc. has a verbal agreement with Soft Gels Technologies for the manufacture of our liquid gels.

The Creatine Supplement Capsule Industry, page 22

19. We note your disclosure here and on page 23 indicating that your product is unique because it is a soft gel capsule of Kre-Alkalyn.  However, it appears that there are a large number of companies providing Kre-Alkalyn in soft gel form.  Please clarify what is unique about your product and how you intend to compete with the other soft gel Kre-Alkalyn companies.

Answer: Most competitor companies that offer soft-gels in-fact send you what turns out to be regular capsules when they arrive. We have found one or two other companies that truly offer Kre-Alkalyn in a liquid gel form. Our research shows it very hard to figure out the correct way to put this product in a true liquid gel form as Kre-Alkalyn tends to break down when mixed with water or any other liquid.  All Soft Gels, Inc. has truly found the right combination to make an easy-to-use Kre-Alkalyn liquid gel capsule that enhances the benefits of taking Kre-Alkalyn creatine.

Closing Comments:

Based on the Company’s amendment to its S-1 filing dated February 2, 2016, and this response to the comment letter dated March 1, 2016, the Company believes that it has completely responded to the Commission’s comments set forth in the comment letter dated March 1, 2016.  Please review this letter and the amended Registration Statement, and advise whether additional comment is necessary.

Sincerely,

/s/   Gene Nelson
Gene Nelson
President and Chief Executive Officer

ALL SOFT GELS, INC.